UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D


(Amendment No. _________)*

GOLD RESERVE INC.
(Name of Issuer)

Class A Common Shares, no par value per share (Title of Class of Securities)

38068N 10 8
(CUSIP Number)

Mary Smith
926 West Sprague Avenue, Suite 200
Spokane, Washington 99201
(509) 623-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2001
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


CUSIP No.  38068N 10 8
 1     Names of reporting persons: A. Douglas Belanger
       IRS Identification No. of above person (entities only)

 2     Check the appropriate box if a member of a group (See  Instructions)
       (a)_______
       (b)_______

 3     SEC use only

 4     Source of funds (See Instructions)     PF, SC

 5 Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) __

 6     Citizenship or place of organization:   Canadian

Number of Shares     7     Sole voting power                      1,309,801
Beneficially Owned   8     Shared voting power                            0
By each Reporting    9     Sole dispositive power                 1,309,801
Person with         10     Shared dispositive power                       0

11     Aggregate amount beneficially owned by each
       reporting person                                           1,309,801

12 Check if the aggregate amount in row (11) excludes certain shares (See Instructions) __

13     Percent of class represented by amount in row (11)              5.7%

14     Type of reporting person (See Instructions)                      IN


Item 1.          Security and Issuer

The title of the class of equity securities to which this statement on
Schedule 13D relates is Class A common shares, no par value per share (the "Common Shares"), of Gold Reserve Inc., a Yukon (Canada) company (the "Issuer"). The address of the principal executive offices of the Issuer is 926 West Sprague Avenue, Suite 200, Spokane,
Washington 99201.

Item 2.          Identity and Background

The name of the reporting person is A. Douglas Belanger (the "Reporting Person"). The principal business address of the Reporting Person is 926 West Sprague Avenue, Suite 200, Spokane, Washington 99201. The Reporting Person's present principal occupation is serving as Director and Executive Vice President of the Issuer.

The Reporting Person has not been convicted in a criminal proceeding in the past five years or been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of Canada.

Item 3.       Source and Amount of Funds or Other Consideration

As set forth in more detail in Item 5 below, the Reporting Person is the beneficial owner of 1,309,801 Common Shares, which the Reporting Person owns and acquired as follows:

The Reporting Person owns:

(a) 103,846 Common Shares purchased with personal funds in various open market transactions between 1985 and 2002 at the then-current market price.

(b) 427,000 Common Shares held in the KSOP Plan (defined below). Shares held in the KSOP Plan were either (i) contributed to the KSOP Plan by the Issuer pursuant to the terms of the Plan (189,706 shares since 1991) or
(ii) purchased on the open market through the KSOP Plan for the benefit of the Reporting Person, with his funds in his KSOP Plan account, at the market price at the time of purchase totaling 237,294 shares in various open market transactions between May 1999 and May 2002.

(c) 205,000 Equity Units (defined below) convertible into 205,000 Common Shares at any time at the election of the Reporting Person, which Equity Units were received at the time of the reorganization (described below) in exchange for 205,000 shares of Gold Reserve Corporation originally purchased by exercise of stock options and in various open market transactions between 1985 and 2002 with personal funds.

The Reporting Person also holds 573,955 vested options for Common Shares, exercisable at any time as follows:

               Number               Amount
               172,652               $1.00 each
               401,303               $0.72 each

From time to time the Reporting Person may exercise these options pursuant to the terms of the Plan described below.

KSOP Plan.
The Issuer maintains a KSOP Plan (the "KSOP Plan"), which is a retirement plan that consists of two components - a salary reduction component (401(k)) and stock ownership component (ESOP) and is available to all eligible employees of the Issuer.

Employees who participate in the 401(k) portion of the KSOP Plan can elect to have a certain dollar amount withheld from each paycheck. Issuer contributions to the ESOP portion of the KSOP Plan have been in the form of Common Shares.

The KSOP Plan allocates Common Shares to a participant's account on an annual basis at the end of the year. Such contributions are set by the Board of Directors and are limited by the Internal Revenue Service.

In addition to Common Shares allocated by the KSOP Plan, the Reporting Person has purchased Common Shares in his KSOP Plan account from time to time at the then current market price and may continue to purchase Common Shares from time to time in the future.

Shares held in the KSOP Plan must be voted by the three Trustees of the KSOP Plan, one of which is the Reporting Person. The KSOP Plan permits the participants to exercise voting rights by directing the Trustees to vote the Common Shares as the participants desire. The Reporting Person directs the Trustees to vote his Common Shares held in the KSOP Plan.

Reorganization.
In February 1999, Gold Reserve Corporation (predecessor to the Issuer) became a subsidiary of the Issuer. Generally, each shareholder of Gold Reserve Corporation received one Common Share of the Issuer for one share of Gold Reserve Corporation. Certain U.S. holders elected, for tax reasons, to receive Equity Units in lieu of Common Shares. An "Equity Unit" is comprised of one Class B common share of the Issuer and one Gold Reserve Corporation Class B common share. An Equity Unit is substantially equivalent, including voting rights, to a Common Share and is convertible into a Common Share at any time at the election of the holder. Equity Units are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

Equity Incentive Plan.
The Issuer currently has one active stock option plan, the 1997 Equity Incentive Plan (the "Plan"). In addition, options previously issued under predecessor plans that, as a result of forfeiture to the Company become subject to re-issuance, shall be re-issued and administered pursuant to the Plan.

Item 4.          Purpose of Transaction

The acquisitions by the Reporting Person have been made for investment purposes. From time to time on or after the date of this statement, the Reporting Person may sell all or a portion of his Common Shares, exercise his options, or may purchase additional Common Shares, at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

The Reporting Person, who is Director and Executive Vice President of the Issuer, does not have any current definitive plan, arrangement or understanding to gain control of the Issuer or to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, capitalization, dividend policy, business, corporate structure, charter or bylaws, or to take other actions which may impede the acquisition or control of the Issuer by any person, or to cause the Common Shares to cease to be traded on the over the counter bulletin board or to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.          Interest in Securities of the Issuer

Based upon information set forth in the Issuer's Form 20-F filed with the Securities and Exchange Commission on May 8, 2002, as of December 31, 2001, there were 22,361,035 Common Shares outstanding (excluding shares of the Issuer held by majority owned subsidiaries). As of May 8, 2002, the Reporting Person beneficially owned 1,309,801 Common Shares, or approximately 5.7% of the total Common Shares deemed to be outstanding. The Reporting Person has the sole power to vote or to direct the vote of 1,309,801 Common Shares (735,846 currently outstanding shares plus 573,955 vested options, which have not been exercised), shared power to vote or to direct the vote of 0 Common Shares, sole power to dispose or to direct the disposition of 1,309,801 Common Shares and shared power to dispose or to direct the disposition of 0 Common Shares.

During the past 60 days, the Reporting Person purchased an aggregate of 1,400 Common Shares on the dates and at the prices set forth below. All of such purchases were effected in ordinary open market transactions within the KSOP Plan.

Date of Purchase     Quantity     Average Price       Type of Purchase
4/15/02                  400         1.00           [KSOP Plan/Open Market]
5/2/02                   300         1.16           [KSOP Plan/Open Market]
5/14/02                  200         1.34           [KSOP Plan/Open Market]
5/15/02                  500         1.38           [KSOP Plan/Open Market]
TOTAL                  1,400        $1.20

The Reporting Person disclaims beneficial ownership, dispositive power, shared voting power, and sole voting power of the following, including the Issuer shares owned by majority owned subsidiaries of the Issuer, MGC Ventures, Inc. and Great Basin Energies Inc:

Description                                          Shares of Issuer
Issuer's shares owned by Great
Basin Energies, Inc., a majority owned
subsidiary of the Issuer (57.6%)
of which the Reporting Person is Vice              142,528 Common Shares
President and owns 4.0%.                           374,192 Equity Units

Issuer's shares owned by MGC
Ventures, Inc., a majority owned
subsidiary of the Issuer (62.8%)
of which the Reporting Person is                   151,559 Common Shares,
Vice President and owns 6.4%.                      125,083 Equity Units

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.     Materials to be Filed as Exhibits: None.

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 17, 2002
A. Douglas Belanger